
02045278


JUL 3 - 2002

PE
6/31/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

"Headway Selects Asml Step & Scan Imaging Tool," dated June 13, 2002.

"Asml Commits $72 Million to New Training Center In Tempe, Arizona," dated June 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: July 3, 2002

By: ______________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

HEADWAY SELECTS ASML STEP & SCAN IMAGING TOOL

Top Three Thin Film Head Companies Working with ASML Solutions

VELDHOVEN, The Netherlands, June 13, 2002 - ASML today announced that Headway Technologies, a TDK Group Company that designs and manufactures recording heads for hard disk drives, selected an ASML step & scan imaging tool for use in the production of thin film heads. The ASML PAS 5500/800™ DUV Step & Scan Imaging system will be installed in the Headway facility in Milpitas, California in July 2002.

As a result of the Headway purchase, ASML now works with the top three suppliers in the thin film head industry.

"ASML has proven expertise in both step & scan imaging solutions and the thin head film industry. Its unique business approach - a combination of advanced solutions and in-depth, local support structure - were key to the Headway decision," said Skip Retzer, director of materials and procurement, Headway Technologies. "We have confidence that the ASML PAS 5500/800 and future ASML tools will be instrumental in developing Headway's next generation products."

"As with all specialized industries, companies in the thin film head market require advanced technical solutions optimized for specific needs. This customization provides our customers with a competitive edge," said Eduard Hoeberichts, president, Special Applications, ASML. "ASML worked with Headway Technologies to address its specific requirements for processing ceramic substrates, as well as to provide industry leading overlay and the colinearity performance required for the advanced thin film head designs."

About the ASML PAS 5500/800
The PAS 5500/800 combines the imaging power of Carl Zeiss' StarLith 800™ 0.8 NA, 4X reduction lens with AERIAL II™ illumination technology to optimize process latitude across the range of critical dimensions and circuit design features. The system is equipped with ASML's patented ATHENA™ wafer alignment system and the newly developed reticle blue alignment which uses the actinic wavelength of the system for reticle alignment. With these alignment systems, the PAS 5500/800 is specified for single machine pattern overlay accuracy of better than 20 nm.

A new level sensor improves focus accuracy to enhance process control and yield, particularly for die located on the edge of the substrate. ASML's implementation for the laser source includes variable laser frequency control which, combined with high optical transmission through the illumination and projections optics, ensures excellent process stability with higher productivity and lower operating costs. The PAS 5500/800 has a throughput specification of 115 200-mm wafers per hour.

About ASML
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

Company Contacts:

TRADE PRESS RELATIONS:
Mark Bigelow
Director
Marketing Communications
Tempe, Ariz.
+1 480.383.4475
marcom@asml.com

U.S. INVESTOR CONTACT ASML:
Doug Marsh
U.S. Institutional Investor Relations
Tempe, Arizona, USA
+1 480.383.4006

CORPORATE MEDIA RELATIONS:
Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:
Craig DeYoung
Investor Relations
Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

ASML COMMITS $72 MILLION TO NEW TRAINING CENTER IN TEMPE, ARIZONA



TEMPE, Ariz., June 24, 2002 - ASML today announced the opening of its new North American Training Center to educate customers and employees on the latest developments and techniques in manufacturing semiconductors. Located near ASML's North American headquarters in Tempe, Arizona, the 113,000-square-foot, state-of-the-art facility is equipped with Class 100 cleanroom space, 23 classrooms and three computer labs.

The North American Training Center is expected to bring more than 4,000 visitors to the area during its first year of service. The facility is designed to train more than 16,000 people per year when it reaches full capacity. ASML has invested more than $72 million in the future growth of its customers and employees by designing and equipping this world-class center.

The technological solutions built by ASML are used by leading semiconductor companies around the world to build chips that power personal computers, mobile telephones, pagers and computer games, just to name a few applications.

"ASML is committed to the success of its customers, the development of its people and the enrichment of the local community," said Dave Chavoustie, executive vice president, sales, ASML. "Building world-class facilities and providing comprehensive training programs are some of the ways in which ASML contributes to the future of the semiconductor industry."

The North American Training Center houses a skilled team of 31 instructors offering 145 courses on track and lithography tools, including those used in 300 mm manufacturing.

Built by the Ryan Companies, the new training facility is located in the Arizona State University (ASU) Research Park. "Ryan Companies is pleased to have had the opportunity to develop this second facility for ASML. It is a wonderful addition to the ASU Research Park, the City of Tempe and the entire community. We look forward to a long relationship with ASML as they expand their presence in the Valley, " said John Strittmatter, president, southwest, Ryan Companies.

About ASML:
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

Company Contacts:

U.S. INVESTOR CONTACT ASML:
Doug Marsh
U.S. Institutional Investor Relations
Tempe, Arizona, USA
+1 480.383.4006

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:

CORPORATE MEDIA RELATIONS:
Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com

TRADE PRESS RELATIONS:
Mark Bigelow

Craig DeYoung
Investor Relations
Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

Director
Marketing Communications
Tempe, Ariz.
+1 480.383.4475
marcom@asml.com